Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

16 May 2008

Imperial Tobacco provides further details of the Logista squeeze-out process

Following the announcement on 8 May communicating the result of the mandatory tender offer by Altadis, S.A. (“Altadis”), a wholly owned subsidiary of Imperial Tobacco Group PLC (“Imperial Tobacco”), for Compañía de Distribución Integral Logista, S.A. (“Logista”), Imperial Tobacco today announces further details in relation to the implementation of the squeeze-out process.

Imperial Tobacco (through Altadis) will compulsorily acquire all of the Logista shares not currently held by Altadis for a consideration of €52.50 per Logista share, subject to any potential price adjustment described in the Offer prospectus. The trade date (the date at which all registered holders of Logista shares will be subject to the compulsory acquisition of their Logista shares) will be 9 June 2008, with settlement on 12 June 2008.

To ensure the orderly implementation of the squeeze-out, Altadis shall request of the CNMV that the last trading date for the Logista shares shall be 2 June 2008 and that the trading of the shares remains suspended until the effective de-listing of the shares. The Logista shares will be de-listed from the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia following completion of the squeeze-out process.

Enquiries

Imperial Tobacco Alex Parsons (Head of Corporate Communications) Simon Evans (Group Press Officer) John Nelson-Smith (Investor Relations Manager) Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7241 Telephone: +44 (0) 117 933 7375 Telephone: +44 (0) 117 933 7032 Telephone: +44 (0) 117 933 7082

Citi (financial adviser to Imperial Tobacco) Ian Carnegie-Brown Ian Hart	Telephone: +44 (0) 20 7986 4000

Manuel Falco	Telephone: +34 (0) 91 538 4411

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Imperial Tobacco and no-one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.